JEFFERIES GROUP, INC.
February 2, 2011

Chief, Office of Information Technology
Division of Corporation Finance
Office of EDGAR and Information Analysis
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Company Name: Jefferies Group Inc. Accession No: 0000950123-11-008168
Ladies and Gentlemen:
This letter is written to request a form type adjustment. The filing referenced with the above accession number filed by Jefferies Group, Inc. should have filed as 10-KT. The form type 10-KT is not recognized within the XBRL taxonomy and thus could not be filed as such.
If you have any questions in this regard, please call me at 310-914-1373. Thank you for your assistance.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary